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                                                                     EXHIBIT 2.1

                                                           FOR IMMEDIATE RELEASE
                                                                January 18, 1999

             BROUGHTON FOODS AND SUIZA FOODS AMEND MERGER AGREEMENT

         Marietta, Ohio.  January 18, 1999 - Broughton Foods Company (NASDAQ -
MILK) today announced that Suiza Foods Corporation and Broughton have executed an amendment to the Agreement and Plan of Merger dated as of September 10,1998 among Suiza, Broughton and a wholly owned subsidiary of Suiza, which Agreement provides for the merger of Broughton with the Suiza subsidiary in exchange for receipt of $19.00 cash per Broughton share, without interest. The Agreement was approved by Broughton shareholders at a special meeting held on December 4, 1998.

         The amended Agreement, dated January 18, 1999, extends from December 1, 1998 to April 15, 1999 the date on which either party may terminate the amended Agreement if the merger has not been completed on such date. A related Stock Purchase Agreement dated January 18, 1999 between Suiza, Broughton and eight shareholders of Broughton provides that at completion of the merger, those shareholders will sell 2,000,000 Broughton shares to Suiza, and will receive, in lieu of the $19.00 per share cash merger consideration, the cash sum of $10.00 per Broughton share, without interest, plus the right to receive up to an additional $9.00 per share if certain earnings and performance goals are met between the date of the merger and March 31, 2000. The eight shareholders, all of whom are either Broughton directors or related parties, proposed this arrangement in response to Suiza's concern with Broughton's financial performance since the September 11, 1998 announcement of the proposed merger, in an effort to ensure performance and consummation of the Agreement and Plan of Merger by Suiza.
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         Consummation of the merger is conditioned upon satisfaction of all other conditions contained in the Agreement and Plan of Merger, as amended, including expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The statutory waiting period under such act will not expire for a period of twenty days after the Department of Justice's receipt of all information it has requested. Suiza and Broughton are in the process of responding to the Department of Justice's information request.

         Subject to expiration or termination of the applicable antitrust waiting period, and satisfaction of all other conditions contained in the Agreement and Plan of Merger, as amended, and the Stock Purchase Agreement, the parties have agreed to complete the merger on March 31, 1999.

Broughton Foods Company is a leading manufacturer and distributor of fresh milk and dairy products in Michigan, Ohio, West Virginia, Kentucky, Tennessee and parts of the eastern United States. The company operates through four divisions
- the Dairy Division, Foods Division, Southern Belle Division and London's Farm Dairy Division. The Dairy Division, with its raw milk processing plant based in Marietta, Ohio, manufactures and distributes a full line of fresh milk and related products and also distributes brand name dairy and non-dairy foods. The Foods Division, with an ultra-high temperature ("UHT") plant based in Charleston, West Virginia, processes a variety of extended life products, including half-and-half, sour cream, dips, dressings, aerosol toppings, whipped cream, coffee cream, table cream, non-dairy creamers and whipped toppings. The Southern Belle Division with its raw milk processing plant in Somerset, Kentucky, manufactures and distributes a full line of fresh milk and other products and also distributes dairy and non-dairy foods. The London's Farm Dairy Division, with its raw milk processing plant in



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Port Huron, Michigan, manufactures and distributes a full line of fresh milk and other products, while its Burton, Michigan plant produces a variety of ice cream products.

         Certain statements contained in this press release that are not historical fact are "forward-looking" statements and involve important risks and uncertainties. Such risks and uncertainties, which are detailed in the company's filings with the Securities and Exchange Commission, could cause the company's results to differ materially from the company's current expectations as expressed in this press release.


Media Contact:   Todd R. Fry
Chief Financial Officer
Office:  (740) 373-4121 Ext. 816
Home:  (740) 374-2364




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